15047181

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 28302

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Finance 500, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19762 MacArthur Boulevard Suite 200
(No. and Street)

Irvine CA 92612
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ann DiGiorgio 949-253-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anton & Chia LLP
(Name – *if individual, state last, first, middle name*)

3501 Jamboree Rd, Newport Beach, CA 92660
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANN DIGIORGIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINANCE 500, INC., as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ANNA PFEIL
Commission # 2014524
Notary Public - California
Orange County
My Comm. Expires Mar 24, 2017

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (O) Independent Auditors Report of Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS	**1**
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF LOSS	3
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6 - 10

ADDITIONAL INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1	11
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3	12
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3	13
REPORT ON INTERNAL ACCOUNTING CONTROL	14 – 15
INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)	16
SCHEDULE OF ASSESSMENT AND PAYMENT (FORM SIPC-7)	17

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Finance 500, Inc.

We have audited the accompanying financial statements of Finance 500, Inc. (the "Company") (a California corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of loss, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of February 25, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Anton & Chia, LLP

Newport Beach, CA

February 25, 2015

FINANCE 500, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Current Assets:	
Cash in bank	$ 1,898,031
Receivables	1,081,029
Marketable securities	7,998,173
Deposits	500,000
Prepaid expenses	41,670
Total current assets	11,518,903
Property and equipment, net of depreciation	21,824
Total assets	$ 11,540,727

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accounts payable & accrued liabilities	$ 432,609
Commissions payable	685,476
Payable to clearing organization	7,998,173
Total liabilities	9,116,258
Stockholders' equity:	
Common stock, no par value per share; authorized 1,000,000 shares; issued and outstanding 1,000 shares	15,000
Additional paid-in capital	2,300,000
Retained earnings	109,469
Total stockholders' equity	2,424,469
Total liabilities and stockholders' equity	$ 11,540,727

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
STATEMENT OF LOSS

YEAR ENDED DECEMBER 31, 2014

Revenues:		
Commission Income		$12,510,941
Listed Income Fees		46,785
Rebate Fees		2,972
Other Income		262,937
Total revenues		$12,823,635
Operating expenses:		
Salaries, Payroll Tax and Employee Benefits	1,826,250	
Commissions	7,808,894	
Rent	292,800	
Professional Services	473,626	
Regulatory Fees	108,869	
Business Development	143,733	
Communication and Data	47,470	
Insurance	19,413	
Equipment and computer supplies	5,513	
Other	2,225,158	
Total expenses		12,951,726
Income before income taxes		(128,091)
Income taxes		800
Net Income		$ (128,891)

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at beginning of year	$ 15,000	$2,300,000	$238,360	$2,553,360
Net loss for the year ended December 31, 2014	-	-	(128.891)	(128,891)
Balance at end of year	$ 15,000	$2,300,000	$109,469	$2,424,469

The accompanying notes are an integral part of this financial statement.

FINANCE 500, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:		
Net loss		(128,891)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Decrease in commission receivable	$ 227,537	
Decrease in securities held	(5,016,864)	
Increase in Accounts Payable and Accrued Liabilities	119,314	
Decrease in Commission Payable	(43,763)	
Decrease in Loan for securities held	5,016,864	
Total adjustments		303,088
Net cash flows provided by operating activities		174,197
Cash flows from investing activities:		
Increase in Property and Equipment	(8,740)	
Increase in Clearing Deposit	(250,000)	
Increase in Prepaid Expense	(41,670)	
Net cash flows used for investing activities		(300,410)
Cash flows from financing activities		-
Net decrease in cash		(126,213)
Cash at beginning of year		2,024,246
Cash at end of year		$ 1,898,031

SUPPLEMENTAL CASH INFORMATION

Cash payments for:	
Income taxes	$ 800
Interest expense	$ -

The accompanying notes are an integral part of these financial statements.

FINANCE 500, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

1. Summary of Significant Accounting Policies

   a. Nature of Business

      The company is a registered broker dealer incorporated under the laws of the State of California maintaining its principal office in Irvine, California. The Company is subject to a minimum net capital requirement of $100,000 pursuant to SEC Rule 15c3-1
      Camden Financial Services (Camden) has executed a sub-clearing agreement with Finance 500, Inc. for purposes of clearing transactions with and for Camden's customers on a fully disclosed basis through COR Clearing Corporation.

   b. Methods of Accounting
      The company maintains its books and records on the accrual basis of accounting

   c. Security Transactions
      Security transactions are reported on a settlement date basis which is generally the third business day following the transaction date. While generally accepted accounting principles require reporting on a trade date basis, the difference between trade date and settlement date is not material. Related commissions and expenses are recorded on the accrual basis.

   d. Cash Equivalents

      For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents.

   e. Property and Equipment

      Property and equipment are at stated cost. Depreciation of property and equipment is computed using the straight line method over sixty month.

   f. Income Taxes

      The Company files its income tax returns on the accrual basis of accounting. Deferred income taxes result from timing differences in the reporting of California franchise tax expense for financial and tax purposes.

   g. Uses of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

h. Accounts Receivable

The accounts receivable represent commissions due to the Company from the sale of securities and mutual funds.

i. Marketable Securities

Investment in securities at December 31, 2014, consists of trading securities with a fair market value of $7,998,173.
The securities are purchased on margin with the clearing organizations and the liability related to such purpose is included under the caption "payable to clearing organization" on the Statement of Financial Condition.

j. Deposits

The company is required to maintain certain deposit levels with the clearing organizations. As of December 31, 2014, deposits total $500,000 which consists of $250,000 of funds being held by each clearing organization (COR Clearing and RBC Correspondent Services).

2. Property and Equipment

Property and Equipment is comprised of:

Office Machinery and Equipment	$ 59,563
Office Furniture and Equipment	252,724
Less Accumulated Depreciation	(290,464)
Net Property and Equipment	$ 21,824

3. Fair Value

FASB ASC 820 Fair Value Measurements and Disclosures, defines fair value, establishes consistent framework for measuring fair value and expands disclosure requirements for fair value measurements.

FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of fair value hierarch are as follows:

Level 1 – Valuations based on unadjusted quoted prices for identical assets or liabilities in active markets by the Company at measurement date
Level 2 – Valuations based on inputs that are observable in the marketplace other than those inputs classified as Level 1
Level 3 – Valuations base on inputs that are unobservable in the marketplace and significant to the valuation

Cash and Cash equivalents, receivable, accounts payable, accrued expenses and commission payable – the carrying amounts reported in the Statement of Financial Condition for these items are a reasonable estimate of fair value.

The following table represents the Company's assets and related valuation inputs within the fair value hierarchy utilized to measure fair value as of December 31, 2014, on a recurring basis:

	Level 1	Level 2	Level 3	TOTAL
Marketable Securities	$7,998,173			$7,998,173
Payable to Clearing Firms	$7,998,173			$7,998,173

Marketable securities are based on quoted market prices in active markets for identical assets and liabilities.

4. Income Taxes

Income tax expense consists of the following:

	Federal	State	Total
Current	$ 0	$ 800	$ 800
Deferred	$ 0	$ 0	$ 0
Total	$ 0	$ 800	$ 800

The company accounts for income taxes in accordance with FASB ASC 740 Income Taxes, which requires the recognition of deferred income taxes using an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred taxes are not material for the year ending December 31, 2014.

The company files income tax returns in the US Federal Jurisdiction and the State of California. The Company's income tax returns for the years ending 2011 and forward remain open for examination by federal and state taxing authorities.

5. Concentration of Credit Risk for Cash Held at Banks

The Company maintains a cash account at Citibank, NA which had a bank balance of $148,051 at December 31, 2014. Accounts at these institutions are insured up to $250,000 by the Federal Deposit Insurance Corporation.

The Company maintains cash accounts at COR Clearing and RBC Correspondent Services which had balances of $75,000 and $1,674,980 respectively. The Company also maintains a clearing deposit of $250,000 at each firm. Accounts held at these clearing firms are insured by the Securities Investor Protection Corporation.

6. Pension Plan

The company sponsors a 401(k) pension plan which is open to all employees who have been with the company for at least three months. The company does not match the employee contributions.

7. Net Capital

The Company is subject to a $100,000 minimum net capital requirement under SEC Rule 15c3-1 which requires a ration of indebtedness to net capital not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however as of December 31, 2014, the net capital ratio was .58 to 1 and the net capital was $1,927,332 which exceeded the required minimum by $1,827,332.

8. Commitments

The Company entered into a seventy one month lease agreement expiring in 2016 for its office in Irvine, California. The remaining minimum future lease payments under this lease are:

Year End December 31	Amount
2015	$316,792
2016	$187,530
Total	$504,322

The Company has also entered into various operating leases on computer and office equipment. The terms of the leases are sixty month periods expiring in various years through 2016. The remaining minimum future payments under the lease terms are:

Year End December 31	Amount
2015	$17,940
2016	$17,490
Total	$34,980

Rent Expense for 2014 was $292,800

9. Litigation Matters

The Company is a defendant in a lawsuit filed by a Trustee for a certain Bankruptcy estate in the United States Bankruptcy Court for the District of Delaware. Recent updated information provided is the case does not fall within the statute of limitations established by the Court. Therefore, the Company anticipates no liability for a settlement for this case.

The Company is also a defendant in a related lawsuit filed by the above Trustee in the United States District for the District of Delaware. On February 18, 2015, the Company has agreed to a settlement in the amount of $20,000 to settle this case with no admission of any wrongdoing. As of the date of these financial statements, the Company has paid $10,000 and is committed to pay the remaining $10,000 on May 31, 2015.

10. Net Capital

The Company is subject to a $100,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2014, the net capital was $1,927,332 which exceeded the required minimum capital by $1,827,332. The aggregate indebtedness to net capital ratio was .58 to 1.

11. Subsequent Events

Management has evaluated subsequent events and transactions occurring after year end through the date the financial statements were available for issuance which was February 25, 2015. No transactions or events were found that were material enough to require recognition in the financial statements.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2014

Total equity from statement of financial condition		$2,424,469
Less non-allowable assets:		
Other Receivables	$168,684	
Prepaid Expenses	41,670	
Fixed Assets	21,824	
Haircuts on Positions	264,959	(497,137)
Net capital		$1,927,332

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 74,539
Minimum dollar net capital required	$ 100,000
Net capital requirement (greater of above two figures)	$ 100,000
Excess net capital	$ 1,827,332

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$ 1,118,085
Ratio of aggregate indebtedness to net capital	0.58 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital above.

FINANCE 500, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2014

Not Applicable – The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

FINANCE 500, INC.
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2014

Not Applicable – The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3

The Board of Directors and Stockholders
FINANCE 500, INC.
Irvine, CA

In planning and performing out audit of the financial statements of Finance 500, Inc. (the "Company") as of and for the year ended December 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing out auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences by Rule 17a-13,
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 7a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is reasonable possibility that material misstatement of the Company's financial statements will not be prevented or detected and corrected on timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31 2014 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

ANTON & CHIA, LLP

Gregory Anton Wahl, CPA
Firm Founder and Managing Partner

ANTON & CHIA

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To Board of Directors and Stockholders of
Finance 500, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerate below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Finance 500, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority Inc.(FINRA) and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. Finance 500, Inc.'s management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our endings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.
3. Compare any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be an expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Anton & Chia, LLP

Newport Beach, CA
February 25th, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/14

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Finance 500 Inc
19762 Mac Arthur Blvd
Irvine CA 92612

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 8,789

B. Less payment made with SIPC-6 filed (exclude interest) (7,747)

7/28/14
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1042

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Finance 500
(Name of Corporation, Partnership or other organization)

Ann DeGiorgio
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 10th day of February 20____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/14 and ending 12/31/14

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 12,823,634
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	318,230
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	730,956
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	7,994,684
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	263,982
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	9,307,852
2d. SIPC Net Operating Revenues	$ 3,515,782
2e. General Assessment @ .0025	$ 8,789

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